FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 10, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX acquires Uranium Project on the Arizona Strip, Mohave County, Arizona.

MAX Resource Corp. is pleased to announce that it has entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

The NUSTAR Uranium Project

The NUSTAR uranium claim block is comprised of 427 mineral claims totaling 8,540 acres and is located in the highly prospective Arizona Strip in Mohave County, Arizona.  The targets are uranium-bearing solution-collapse “breccia pipes” that were mined during the early 1980’s.

The claims in the NUSTAR prospect area are located on the northwestern trend of uranium deposits in this area of Arizona. This trend contains the high-grade past producing Hacks Canyon mines, the Arizona 1 mine (currently on standby) and the EZ-1 and EZ-2 breccia pipes recently purchased by Denison Mines Corp. (DML:TSX) from Pathfinder Mines.  The average grade of the uranium ore that has been mined in the Arizona Strip is high compared to the other deposits in the Colorado Plateau and ranges from 0.40% to 0.80% U3O8.   The size of the deposits has historically varied from 400,000 kg (880,000 lbs) to 2,000,000 kg (4,400,000 lbs) of recovered U3O8.  Uranium exploration on the Arizona Strip started in the 1950’s with the discovery of uranium outcrops and surface uranium mineralization.  Exploration continued periodically, depending on the price of uranium, until the middle 1980’s when essentially all uranium exploration in the U.S. stopped.  Results on much of the work done on this area of the Colorado Plateau is reported in various publications by the USGS and State agencies in Arizona.  Uranium exploration involved companies such as Energy Fuels, Pathfinder Mines, Western Mines (a division of Phelps Dodge), Uranerz, and others.

The NUSTAR uranium occurrences are characterized as a breccia pipe which is thought to be caused by the movement of water through strata creating “rubble” zones and solution collapses. The uranium is precipitated within these zones at a reduction/oxidation interface due to changes of the ground water chemistry and/or pressure gradients.  The mineralogy of the breccia pipes is, generally, pyrite, copper, molybdenum, lead, zinc and pitchblende.  The NUSTAR project area is located about 8-10 miles from the EZ pipes and about 20 miles from the Hacks Canyon Mines.  MAX Resources has initiated plans to explore and expand known uranium drill targets, with preparations underway for a spring and summer exploration season consisting of regional mapping, soil gas acquisition, reviewing archived geologic data and completing a comprehensive regional geologic survey.   Drill targeting will focus on testing known geologic targets and uranium showings.

Mr. Clancy J. Wendt, P.Geo, who has over 34 years experience in the mining industry and is a Licensed Geologist in the State of Arizona (#18283), has acted as the qualified person as defined in National Instrument 43-101 for the purpose of the release of technical information contained herein.

Under the terms of the Agreement with NUSTAR, MAX can purchase a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of MAX’s common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, MAX shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

This agreement is subject to acceptance for filing by the TSX Venture Exchange.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S. NEWSWIRE SERVICES

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 19, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX ARRANGES PRIVATE PLACEMENTS

MAX Resource Corp. (the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of agents led by Pacific International Securities Inc. and including Research Capital Corp (the “Agents”) for the private placement, on a reasonable efforts basis, of up to 5,000,000 units (the “Units”) at a price of $1.00 per Unit, and of up to 500,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”).  Each Unit will consist of one common share of the company and one-half of a transferable common share purchase warrant (each whole such warrant a “Warrant”).   Each FT Unit will consist of one common share of the company and one-half of a Warrant.  Each Warrant will be exercisable into one additional common share of the Company for a period of 18 months from closing at an exercise price of $1.30.  In addition the Company has arranged a non-brokered private placement of up to 1.5 million units.  The terms of the units in the non-brokered offering are the same as the terms of the units in the brokered Offering.

The Agents will receive a commission of 7.0 per cent of the gross proceeds of the Offering, payable in cash or Units at the election of the Agents.  In addition, the Agents will receive compensation options equal to 9.0 per cent of the number of Units sold under the Offering.  Each compensation option will entitle the Agent to purchase one common share of the Company at a price of $1.20 for a period of 18 months following the closing. The company will also pay the Agents’ costs and expenses of the Offering.  Finders’ fees may be paid on a portion of the non-brokered private placement.  All securities issued in the brokered and non-brokered private placements will have a hold period in Canada of four months from the closing.

The net proceeds from the private placements are to be used to advance exploration of the Company's current properties in the United States and Canada and for general working capital.  The Offering is subject to completion of satisfactory due diligence by the Agents, acceptance for filing by the TSX Venture Exchange and receipt of any required regulatory approvals.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This news release does not constitute an offer to sell or the solicitation of any offer to buy the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the U.S. or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date May 7, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director